BrewDog USA Inc.
65 East State Street, Suite 1800, Columbus, OH 43215

From the Desk of James Watt, Chief Executive Officer

June 6, 2016

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington DC 20549

Dear Mr. Reynolds:

Please consider this letter as the response of BrewDog USA Inc. to the Securities and Exchange Commission's (hereinafter "the Commission") comment letter of May 13, 2016. We provide the following responses:

Part II - Offering Circular - Cover Page
1. We note your response to comment 2; however, we do not see the legend, so we reissue the comment. Please include the legend required by Rule 254(a) of Regulation A.

The legend is now present in the Cover Page.

Report of Independent Auditors, page 3
2. We note your response to comment 8 in our letter dated April 7, 2016. Please tell us why the language in the first sentence of paragraph two does not refer to generally accepted accounting principles "in the United States of America," as set forth in Illustration 1 of AU-C Section 7000.63 of the Audit Standards Codification issued by the AICPA. Please provide the applicable guidance in your response or revise the language in the audit report in your next amendment.

The language in the first sentence of paragraph two of the Report of Independent Auditors refers to U.S. generally accepted accounting principles. As noted in AU-C Section §700.a31, "the identification of the applicable financial reporting framework in the auditor's opinion is intended to advise users of the auditor's report of the context in which the auditor's opinion is expressed; it is not intended to limit the evaluation required in paragraph .17. For example, the applicable financial reporting framework may be identified as accounting principles generally accepted in the United States of America or U.S. generally accepted accounting principles or International Financial Reporting Standards promulgated by the International

Accounting Standards Board (IASB) or International Financial Reporting Standard for Small and Medium-Sized Entities promulgated by the IASB.” As this guidance states that the applicable financial reporting framework may be identified as U.S. generally accepted accounting principles, we have not modified the first sentence of paragraph 2 of the Report of Independent Auditors.

Interest of Management and Others in Certain Transactions, page 51
3. We note your response to comment 6. Please disclose James Watt's and Alan Dickie's interest in these transactions as required by Item 13(a) of Part II of Form 1-A. See Instruction 3 to Item 13(a) of Form 1-A.

In response, this has been added on Page 52 of Form 1-A/A submitted June 6, 2016.

Securities Being Offered, page 51
4. We note your response to comment 9 and that you added the statement "[t]he common stock will not be subject to further calls or assessment by the Company." We also note the statement following your addition that "[t]here are no corporate documents that limit liability to holders of Common Stock to further calls or to assessment by the issuer." Please revise your disclosure to reconcile these statements.

Disclosure has been revised as requested.

Exhibits - Exhibit 1A-11 Consent of Independent Auditors
5. Please revise to include a currently dated consent of the independent auditors that refers to the appropriate amendment to the 1-A registration statement and to the appropriate filing date for the amendment.

This has been done on Form 1-A/A submitted June 6, 2016 in Exhibit 1A-11.

We look forward to hearing again from the Commission and to assisting in any way with the qualifying of our Form 1-A/A filing and offering statement.

Respectfully Submitted,

/JamesWatt/
James Watt

Chief Executive Officer

BrewDog USA Inc.